UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 144
NOTICE OF PROPOSED SALE OF SECURITIES
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.

OMB APPROVAL
OMB Number: 3235-0101 Expires: 0D\ , 2017 Estimated average burden hours per response ........... 1.00
SEC USE ONLY
DOCUMENT SEQUENCE NO.
CUSIP NUMBER
1 (a) NAME OF ISSUER (Please type or print) IRSA PROPIEDADES COMERCIALES SA	(b) IRS IDENT. NO. 00-0000000	(c) S.E.C. FILE NO. 000-30982		WORK LOCATION

1 (d) ADDRESS OF ISSUER STREET CITY STATE ZIP CODE MORENO 877, BUENOS AIRES, ARGENTINA, C1091AAQ (b)			(e) TELEPHONE NO.
			AREA COD 54	NUMBER 11 4344-6000
2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA	RELATIONSHIP TO ISSUER STOCKHOLDER	(c) ADDRESS STREET CITY STATE ZIP CODE BOLIVAR 108 1ST FLOOR, BUENOS AIRES, ARGENTINA, C1066AAD

INSTRUCTION:  The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3 (a) Title of the Class of Securities To Be Sold	(b) Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	SEC USE ONLY	(c) Number of Shares or Other Units To Be Sold (See instr. 3(c))	(d) Aggregate Market Value (See instr. 3(d))	(e) Number of Shares or Other Units Outstanding (See instr. 3(e))	(f) Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.)	(g) Name of Each Securities Exchange (See instr. 3(g))
		Broker-Dealer File Number
American Depositary Shares, each representing 40 common shares	JP MORGAN SECURITIES LLC 277 Park Avenue New York, NY 10172		269,500	8,659,035 (closing price February 12th)	31,503,513	02 19 2016	NASDAQ

INSTRUCTIONS:

1. (a)  Name of issuer
(b)  Issuer’s I.R.S. Identification Number
(c)  Issuer’s S.E.C. file number, if any
(d)  Issuer’s address, including zip code
(e)  Issuer’s telephone number, including area code

2 . (a)   Name of person for whose account the securities are to be sold
 (b)  Such person’s relationship to the issuer (e.g., officer, director, 10%
stockholder, or member of immediate family of any of the foregoing)
         (c)   Such person’s address, including zip code

    3 . (a)   Title of the class of securities to be sold
     (b)  Name and address of each broker through whom the securities are intended to be sold
         (c)  Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
         (d)  Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
         (e)  Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or  statement published by the issuer
         (f)   Approximate date on which the securities are to be sold
         (g)  Name of each securities exchange, if any, on which the securities are intended to be sold

Potential  persons  who  are  to  respond  to  the  collection  of  information  contained  in  this  form  are  not
required  to  respond  unless  the  form  displays  a  currently  valid  OMB  control  number.                                                                                                                                                             SEC 1147 (08-07)

TABLE I –– SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
American Depositary Shares, each representing 40 common shares	02/20/2007 03/01/2007 03/12/2007 04/23/2007 04/27/2007 06/24/2008 10/10/2008 10/30/2008 09/18/2009 01/13/2010
Open Market purchases
Open Market purchases
Open Market purchases
Open Market purchases
Open Market purchases
Open Market purchases
Open Market purchases
Open Market purchases
Open Market purchases
Negotiated, private transaction

			NA NA NA NA NA NA NA NA NA Parque Arauco S.A.	12,078 80,000 5,000 9,000 13,100 1,300 100 200 960 147,762	02/23/2007 03/06/2007 03/15/2007 04/26/2007 05/02/2007 06/27/2008 10/16/2008 11/04/2008 09/23/2009 10/15/2010	Cash Cash Cash Cash Cash Cash Cash Cash Cash Cash. See footnote 1

INSTRUCTIONS:  If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II –– SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA BOLIVAR 108 1ST FLOOR, BUENOS AIRES, ARGENTINA, C1066AAD
IRSA Propiedades Comerciales SA (ADR)
IRSA Propiedades Comerciales SA (ADR)
IRSA Propiedades Comerciales SA (ADR)
IRSA Propiedades Comerciales SA (ADR)
IRSA Propiedades Comerciales SA (ADR)
IRSA Propiedades Comerciales SA (ADR)
IRSA Propiedades Comerciales SA (ADR)
IRSA Propiedades Comerciales SA (ADR)
IRSA Propiedades Comerciales SA (ADR)
IRSA Propiedades Comerciales SA (ADR)
IRSA Propiedades Comerciales SA (ADR)
IRSA Propiedades Comerciales SA (ADR)
IRSA Propiedades Comerciales SA (ADR)
		11/25/15 11/30/15 12/03/15 12/08/15 12/09/15 12/10/15 12/11/15 12/30/15 12/31/15 01/04/16 01/13/16 01/14/16 01/26/16	7,000 2,500 213 3,000 15,469 9,800 22 4,000 3,000 382 58 13 13	224,000 78,375 6,390 93,000 479,548 303,919 685 136,000 102,009 13,007 2,030 455 455

  REMARKS:

INSTRUCTIONS:

See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION: The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard  to the current and prospective operations of the Issuer of the securities to be sold which has not been  publicly disclosed. If such person has adopted   a written trading plan or given trading instructions to satisfy  Rule

10b5-1 under the Exchange Act, by signing the form and indicating the date that the plan was adopted or the instruction given, that person makes such representation as of the plan adoption or instruction date.

                                                                                                 February 18, 2016                                                                            /s/ Saul Zang - First Vice Chairman

                               DATE OF NOTICE                                                                                        (SIGNATURE)

DATE  OF  PLAN  ADOPTION  OR  GIVING  OF  INSTRUCTION,
                                                       IF RELYING ON RULE 10B5-1

The  notice  shall  be  signed  by  the  person  for  whose  account  the  securities  are  to  be  sold.   At  least  one  copy
                                                            of  the  notice  shall  be  manually  signed.Any  copies  not  manually  signed  shall  bear  typed  or  printed  signatures.

ATTENTION:  Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)

1On January 13, 2010, IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”) entered into an agreement with Parque Arauco S.A. (“Parque Arauco”) by virtue of which Parque Arauco granted to IRSA an option to acquire its 29.6% interest in IRSA Propiedades Comerciales S.A. (“Propiedades Comerciales”), and its direct and indirect holding of US$15.5 million Convertible Notes of IRSA Propiedades Comerciales S.A., for an aggregate purchase price of US$126 million. On such date, IRSA made a non-refundable payment of US$6 million as consideration for the option, which amount was fully creditable to the purchase price payable upon exercise of the option. On September 21, 2010, IRSA exercised its option to acquire Parque Arauco’s direct and indirect stake in Propiedades Comerciales. As a result, on October 15, 2010, Parque Arauco transferred to IRSA the equivalent of 708,661,150 IRSA Propiedades Comerciales Common Stock (in the form of ADRs and common shares) and IRSA paid the balance of the purchase price which amounted to US$120 million.